ADVISORY FEE WAIVER AGREEMENT

THIS ADVISORY FEE WAIVER AGREEMENT (the “Agreement”) is effective as of December 23, 2025 by and between Hill Investment Group Partners, LLC d/b/a Longview Research Partners, LLC (the “Adviser”), a Delaware limited liability company, and The RBB Fund Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Appendix A hereto (the “Fund”).

WITNESSETH:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (the “Advisory Agreement”); and

WHEREAS, the parties to this Agreement wish to provide for an undertaking by the Adviser to limit the investment advisory fees of the Fund in order to improve the performance of the Fund;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Advisory Fee Waiver. The Adviser shall, from the date of this Agreement, waive all or a portion of its investment advisory fees so that after such waiver the maximum investment advisory fees that the Adviser shall be entitled to receive for the Fund shall not exceed the amount set forth on Exhibit A.

2. Term. This Agreement shall become effective on the date specified herein for an initial term running through December 31, 2026 and for consecutive one-year terms thereafter, subject to annual approval by the Board of Trustees of the Trust, unless sooner terminated as provided in Paragraph 3 of this Agreement.

3. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of any one-year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to the Fund, if the Advisory Agreement is terminated with respect to the Fund, with such termination effective upon the effective date of the Advisory Agreement’s termination with respect to the Fund.

4. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND TRUST, on behalf of its series, listed on Appendix A hereto

By:	/s/ Steven Plump
Name:	Steven Plump
Title:	President

HILL INVESTMENT GROUP PARTNERS, LLC, D/B/A LONGVIEW RESEARCH PARTNERS, LLC

By:	/s/ Matthew Hall
Name:
Title:

APPENDIX A

Fund	Advisory Fee After Waiver	Initial Term Ending Date
Longview Advantage Fixed Income ETF	0.10%	December 31, 2026
Longview Advantage Real Estate ETF	0.10%	December 31, 2026